Exhibit 99.1

Qfin Holdings Announces Fourth Quarter and Full Year 2025 Unaudited Financial Results and

Raises Semi-Annual Dividend

Shanghai, China, March 17, 2026, Qfin Holdings, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qfin Holdings” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025 and raised semi-annual dividend.

Fourth Quarter 2025 Business Highlights

•	As of December 31, 2025, our platform has connected 167 financial institutional partners and 291.3 million consumers*1 with potential credit needs, cumulatively, an increase of 11.5% from 261.2 million a year ago.
•	Cumulative users with approved credit lines*2 were 63.6 million as of December 31, 2025, an increase of 11.8% from 56.9 million as of December 31, 2024.
•	Cumulative borrowers with successful drawdown, including repeat borrowers was 38.9 million as of December 31, 2025, an increase of 13.0% from 34.4 million as of December 31, 2024.
•	In the fourth quarter of 2025, financial institutional partners originated 16,510,467 loans*3 through our platform.
•	Total facilitation and origination loan volume*4 was RMB70,297 million, a decrease of 21.8% from RMB89,885 million in the same period of 2024. RMB30,772 million of such loan volume was under capital-light model, Intelligence Credit Engine (“ICE”) and total technology solutions*5, a decrease of 35.6% from RMB47,796 million in the same period of 2024.
•	Total outstanding loan balance*6 was RMB126,012 million as of December 31, 2025, a decrease of 8.0% from RMB137,014 million as of December 31, 2024. RMB59,497 million of such loan balance was under capital-light model, “ICE” and total technology solutions, a decrease of 25.3% from RMB79,599 million as of December 31, 2024.
•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the fourth quarter of 2025 was approximately 11.0 months, compared with 10.0 months in the same period of 2024.
•	90 day+ delinquency rate*7 of loans originated by financial institutions across our platform was 2.71% as of December 31, 2025.
•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the fourth quarter of 2025 was 90.8%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 1,036,802 loans across “V-pocket”, and 15,473,665 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period.

5 “ICE” is an open platform primarily on our “Qifu Jietiao” APP (previously known as “360 Jietiao”), we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk.

Under total technology solutions, we have been offering end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model since 2023.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, excluding loans delinquent for more than 180 days.

7 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and total technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Fourth Quarter 2025 Financial Highlights

•	Total net revenue was RMB4,092.7 million (US$585.3 million), compared to RMB5,205.7 million in the prior quarter.
•	Net income was RMB1,016.1 million (US$145.3 million), compared to RMB1,432.5 million in the prior quarter.
•	Non-GAAP*9 net income was RMB1,070.6 million (US$153.1 million), compared to RMB1,508.2 million in the prior quarter.
•	Net income per fully diluted American depositary share (“ADS”) was RMB7.82 (US$1.12), compared to RMB10.80 in the prior quarter.
•	Non-GAAP net income per fully diluted ADS was RMB8.23 (US$1.18), compared to RMB11.36 in the prior quarter.

9 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP net income attributed to the Company, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Full Year 2025 Operational Highlights

•	Total loan facilitation and origination volume*4 in 2025 was RMB327,069 million, representing an increase of 1.6% from RMB321,969 million in 2024. Loan facilitation volume*4 under Platform Services was RMB144,376 million, a decrease of 15.4% from RMB170,589 million in 2024.
•	The weighted average contractual tenor of loans facilitated and originated was 10.50 months in full year 2025, compared with 10.05 months in 2024.
•	Repeat borrower contribution was 93.3% in full year 2025, compared with 93.1% in 2024.

Full Year 2025 Financial Highlights

•	Total net revenue was RMB19,205.1 million (US$2,746.3 million), compared to RMB17,165.7 million in 2024.
•	Net income was RMB5,975.6 million (US$854.5 million), compared to RMB6,248.1 million in 2024.
•	Non-GAAP net income was RMB6,354.0 million (US$908.6 million), compared to RMB6,415.7 million in 2024.
•	Net income per fully diluted ADS was RMB44.02 (US$6.30), compared to RMB41.28 in 2024.
•	Non-GAAP net income per fully diluted ADS was RMB46.79 (US$6.69), compared to RMB42.39 in 2024.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qfin Holdings, commented, “In the fourth quarter, we continued to face significant challenges in our operations as macro uncertainties and regulatory changes caused industry-wide liquidity squeeze and elevated risk levels. We tried to make proactive changes, including tightening risk standards, adjusting business mixes, and optimizing cost structure, to mitigate some of the impact. We will remain prudent in our business planning as the industry as a whole has yet to stabilize under the evolving regulatory guidelines and challenging macro environment.

While making necessary adjustments to our domestic businesses, we continued to focus our effort on establishing international operations. During the quarter, we allocated additional resources and expanded our footprint into several developing markets by acquiring necessary credentials and setting up local organizations. We believe these international markets present attractive growth opportunities and will enable us to diversify our business mixes geographically over the long term.

As macro challenges and uncertainties persist, we will continue to strive to maintain resilience of our baseline business. It is essential that we remain vigilant to the drastically changing environment, and we are prepared to take decisive action to further streamline our operations and optimize resource allocations.”

“We met most of our operational and financial targets in the fourth quarter under an extremely challenging environment. For 2025, total revenue was RMB19.21 billion and Non-GAAP net income was RMB6.35 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “Meanwhile, we generated a record-setting RMB11.1 billion in cash from operations in 2025. Total cash*10 and short-term investment was in aggregate approximately RMB10.7 billion at the end of 2025. In 2025, we returned approximately RMB6.16 billion (US$880 million) to shareholders through share repurchase and cash dividend. We also utilized a narrow market window to retire a substantial portion of our long term debt, which further strengthened our balance sheet. Our strong financial position is expected to enable us to navigate through this particularly challenging environment, achieve our strategic goals, and meet our commitment and obligations to the market.”

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Mr. Yan Zheng, Chief Risk Officer, added, “In the fourth quarter, we experienced noticeable increase in portfolio risks as macro headwinds and regulatory uncertainties continued to put significant pressure on market liquidity, particularly in the high-risk segment. Among key leading indicators, Day-1 delinquency rate*11 was 6.1% in the fourth quarter, and 30-day collection rate*12 was 84.1%. However, the risk tightening measures we took during the quarter started to show marginally favorable results in recent months, as the risk performance of new loans started to improve and their contribution gradually increased.”

10 Including “Cash and cash equivalents”, “Restricted cash” and “Security deposit prepaid to third-party guarantee companies”.

11 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

12 “30-day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Fourth Quarter 2025 Financial Results

Total net revenue was RMB4,092.7 million (US$585.3 million), compared to RMB4,482.3 million in the same period of 2024, and RMB5,205.7 million in the prior quarter.

Net revenue from Credit Driven Services was RMB3,432.2 million (US$490.8 million), compared to RMB2,889.5 million in the same period of 2024, and RMB3,868.6 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB200.3 million (US$28.6 million), compared to RMB363.0 million in the same period of 2024 and RMB513.9 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-heavy loan facilitation volume.

Financing income*13 was RMB2,206.3 million (US$315.5 million), compared to RMB1,667.3 million in the same period of 2024 and RMB2,340.6 million in the prior quarter. The year-over-year increase was primarily due to the growth in average outstanding balance of the on-balance-sheet loans. The sequential decrease was mainly driven by lower interest rates of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB916.6 million (US$131.1 million), compared to RMB761.8 million in the same period of 2024, and RMB912.8 million in the prior quarter. The year-over-year increase was mainly due to the increase in average outstanding balance of off-balance-sheet capital-heavy loans.

Other services fees were RMB109.0 million (US$15.6 million), compared to RMB97.4 million in the same period of 2024, and RMB101.2 million in the prior quarter. The year-over-year and sequential increases were primarily due to the increases in the late payment fees under the credit driven services.

Net revenue from Platform Services was RMB660.5 million (US$94.5 million), compared to RMB1,592.8 million in the same period of 2024 and RMB1,337.1 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB198.9 million (US$28.4 million), compared to RMB515.1 million in the same period of 2024 and RMB263.1 million in the prior quarter. The year-over-year decrease was primarily due to the decrease in capital-light loan facilitation volume. The sequential decrease was mainly driven by a decline in value-added services, partially offset by higher capital-light loan facilitation volume.

Referral services fees were RMB99.7 million (US$14.3 million), compared to RMB907.2 million in the same period of 2024 and RMB648.1 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in loan facilitation volume through ICE.

Other services fees were RMB361.9 million (US$51.8 million), compared to RMB170.5 million in the same period of 2024 and RMB425.9 million in the prior quarter. The year-over-year and sequential changes reflected the changes in other value-added services under platform services.

Total operating costs and expenses were RMB3,225.3 million (US$461.2 million), compared to RMB2,591.9 million in the same period of 2024 and RMB3,505.6 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB745.8 million (US$106.6 million), compared to RMB734.7 million in the same period of 2024 and RMB760.6 million in the prior quarter.

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Funding costs were RMB141.4 million (US$20.2 million), compared to RMB126.8 million in the same period of 2024 and RMB142.8 million in the prior quarter. The year-over-year and sequential changes reflected the net impact of increased funding from ABS and lower average ABS issuance costs.

Sales and marketing expenses were RMB550.6 million (US$78.7 million), compared to RMB523.9 million in the same period of 2024 and RMB664.8 million in the prior quarter. The sequential decline was primarily due to our prudent approach to overall customer acquisition under the rapidly-changing market environment.

General and administrative expenses were RMB142.8 million (US$20.4 million), compared to RMB156.1 million in the same period of 2024 and RMB143.8 million in the prior quarter.

Provision for loans receivable was RMB1,190.3 million (US$170.2 million), compared to RMB598.4 million in the same period of 2024 and RMB837.8 million in the prior quarter. The year-over-year and sequential increases were mainly due to increases in loan origination volume of on-balance-sheet loans and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for financial assets receivable was RMB46.5 million (US$6.7 million), compared to RMB63.3 million in the same period of 2024 and RMB81.9 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in capital-heavy loan facilitation volume and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB70.3 million (US$10.1 million), compared to RMB77.5 million in the same period of 2024 and RMB100.9 million in the prior quarter. The year-over-year and sequential decreases was primarily due to decline in the loan facilitation volume.

Provision for contingent liability was RMB337.7 million (US$48.3 million), compared to RMB311.4 million in the same period of 2024 and RMB773.1 million in the prior quarter. The year-over-year increase reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. The sequential decrease was mainly due to the decrease in capital-heavy loan facilitation volume.

Income from operations was RMB867.4 million (US$124.0 million), compared to RMB1,890.3 million in the same period of 2024 and RMB1,700.1 million in the prior quarter.

Non-GAAP income from operations was RMB921.9 million (US$131.8 million), compared to RMB1,950.0 million in the same period of 2024 and RMB1,775.9 million in the prior quarter.

Operating margin was 21.2%. Non-GAAP operating margin was 22.5%.

Income before income tax expense was RMB1,152.6 million (US$164.8 million), compared to RMB1,932.7 million in the same period of 2024 and RMB1,831.3 million in the prior quarter.

Income taxes expense was RMB136.5 million (US$19.5 million), compared to RMB20.0 million in the same period of 2024 and RMB398.8 million in the prior quarter.

Net income was RMB1,016.1 million (US$145.3 million), compared to RMB1,912.7 million in the same period of 2024 and RMB1,432.5 million in the prior quarter.

Non-GAAP net income was RMB1,070.6 million (US$153.1 million), compared to RMB1,972.4 million in the same period of 2024 and RMB1,508.2 million in the prior quarter.

Net income margin was 24.8%. Non-GAAP net income margin was 26.2%.

Net income attributed to the Company was RMB1,019.5 million (US$145.8 million), compared to RMB1,916.6 million in the same period of 2024 and RMB1,436.0 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,074.0 million (US$153.6 million), compared to RMB1,976.4 million in the same period of 2024 and RMB1,511.8 million in the prior quarter.

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Net income per fully diluted ADS was RMB7.82 (US$1.12).

Non-GAAP net income per fully diluted ADS was RMB8.23 (US$1.18).

Weighted average basic ADS used in calculating GAAP net income per ADS was 128.78 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 130.54 million.

Ordinary shares outstanding as of December 31, 2025 was 243,823,900.

13 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

Full Year 2025 Financial Results

Total net revenue was RMB19,205.1 million (US$2,746.3 million), compared to RMB17,165.7 million in 2024.

Net revenue from Credit Driven Services was RMB13,977.2 million (US$1,998.7 million), compared to RMB11,719.0 million in 2024.

Loan facilitation and servicing fees-capital heavy were RMB1,604.9 million (US$229.5 million), compared to RMB1,016.5 million in 2024. The year-over-year increase was primarily due to the increase in capital-heavy loan facilitation volume.

Financing income was RMB8,569.1 million (US$1,225.4 million), compared to RMB6,636.5 million in 2024. The year-over-year increase was primarily due to the growth in average outstanding balance of on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB3,413.0 million (US$488.0 million), compared to RMB3,695.0 million in 2024. The year-over-year decrease was in line with the overall trend of the average outstanding balance of off-balance-sheet capital-heavy loans.

Other services fees were RMB390.3 million (US$55.8 million), compared to RMB371.0 million in 2024. The year-over-year increase was mainly due to the increase in late payment fees under the credit driven services.

Net revenue from Platform Services was RMB5,227.8 million (US$747.6 million), compared to RMB5,446.6 million in 2024.

Loan facilitation and servicing fees-capital light were RMB1,162.6 million (US$166.2 million), compared to RMB2,116.8 million in 2024. The year-over-year decrease was primarily due to a decline in loan facilitation volume under the capital-light model.

Referral services fees were RMB2,738.8 million (US$391.6 million), compared to RMB2,842.6 million in 2024. The year-over-year decrease was primarily due to a decrease in the loan facilitation volume through ICE.

Other services fees were RMB1,326.5 million (US$189.7 million), compared to RMB487.2 million in 2024. The year-over-year increase was primarily due to an increase in other value-added services under platform services.

Total operating costs and expenses were RMB12,526.6 million (US$1,791.3 million), compared to RMB9,637.1 million in 2024.

Facilitation, origination and servicing expenses were RMB3,001.9 million (US$429.3 million), compared to RMB2,900.7 million in 2024.

Funding costs were RMB548.9 million (US$78.5 million), compared to RMB590.9 million in 2024. The year-over-year decrease was mainly due to the lower average ABS issuance costs, partially offset by the growth in funding from ABS.

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Sales and marketing expenses were RMB2,469.5 million (US$353.1 million), compared to RMB1,725.9 million in 2024. The year-over-year increase was mainly due to the increase in the allocation in marketing resources to embedded finance channels.

General and administrative expenses were RMB659.0 million (US$94.2 million), compared to RMB449.5 million in 2024. The year-over-year increase mainly reflected the increase in share-based compensations.

Provision for loans receivable was RMB3,625.0 million (US$518.4 million), compared to RMB2,773.3 million in 2024. The year-over-year increase was mainly due to the growth in loan origination volume of on-balance-sheet loans and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for financial assets receivable was RMB234.9 million (US$33.6 million), compared to RMB296.9 million in 2024. The year-over-year decrease reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB319.5 million (US$45.7 million), compared to RMB421.5 million in 2024. The year-over-year decrease reflected the decline in the capital-heavy and capital-light loan facilitation volume in total and the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB1,667.7 million (US$238.5 million), compared to RMB478.4 million in 2024. The year-over-year increase reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile and an increase in capital-heavy loan facilitation volume.

Income from operations was RMB6,678.4 million (US$955.0 million), compared to RMB7,528.6 million in 2024.

Non-GAAP income from operations was RMB7,056.8 million (US$1,009.1 million), compared to RMB7,696.2 million in 2024.

Operating margin was 34.8%. Non-GAAP operating margin was 36.7%.

Income before income tax expense was RMB7,376.1 million (US$1,054.8 million), compared to RMB7,892.4 million in 2024.

Income taxes expense was RMB1,400.5 million (US$200.3 million). Effective tax rate was 18.1%, compared to 20.4% in 2024.

Net income attributed to the Company was RMB5,989.7 million (US$856.5 million), compared to RMB6,264.3 million in 2024.

Non-GAAP net income attributed to the Company was RMB6,368.1 million (US$910.6 million), compared to RMB6,431.9 million in 2024.

Net income margin was 31.1%. Non-GAAP net income margin was 33.1%.

Net income per fully diluted ADS was RMB44.02 (US$6.30).

Non-GAAP net income per fully diluted ADS was RMB46.79 (US$6.69).

Weighted average basic ADS used in calculating GAAP net income per ADS was 133.25 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 136.09 million.

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30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and total technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Semi-Annual Dividend for the Second Half of 2025

The board of directors of the Company (the “Board”) has approved a dividend of US$0.39 per Class A ordinary share, or US$0.78 per ADS for the second half of 2025 to holders of record of Class A ordinary shares and ADSs as of the close of business on April 22, 2026 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy. For holder of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 4:30 p.m. on April 22, 2026 (Hong Kong Time). The payment date is expected to be on May 8, 2026 for holders of Class A ordinary shares and around May 14, 2026 for holders of ADSs.

Update on 2025 Share Repurchase Plan

On November 19, 2024, the Board approved a share repurchase plan (the “2025 Share Repurchase Plan”) whereby the Company is authorized to repurchase up to US$450 million worth of its ADSs or Class A ordinary shares over the next 12 months starting from January 1, 2025.

As of December 31, 2025, the Company had utilized substantially all of the total authorized value for the 2025 Share Repurchase Plan and in aggregate purchased approximately 15.9 million ADSs on the open market for a total amount of approximately US$450 million (inclusive of commissions) at an average price of US$28.2 per ADS pursuant to the 2025 Share Repurchase Plan.

Update on Convertible Senior Notes

On March 27, 2025, the Company completed the offering of convertible senior notes in an aggregate principal amount of US$690 million due 2030 (the “2030 Notes”) to certain qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The 2030 Notes are general unsecured obligations of the Company and bear interest at a rate of 0.50% per annum, payable semiannually in arrears on April 1 and October 1 of each year, beginning on October 1, 2025.

On March 25, 2025, the Board approved a share repurchase plan (the “March 2025 Share Repurchase Plan”) whereby the Company is authorized to use to the net proceeds from the offering of convertible senior notes due 2030 to repurchase its ADSs and/or Class A ordinary shares. Concurrently with the pricing of the offering of the convertible senior notes, on March 25, 2025, the Company repurchased approximately 5.1 million ADSs with an aggregate value of approximately US$227 million at a price of US$44.23 per ADS.

As of March 17, 2026, the Company had repurchased approximately US$460 million in aggregate principal amount of the 2030 Notes for US$399 million in cash on the open market and in off-market privately negotiated transactions. Approximately US$230 million in aggregate principal amount of the 2030 Notes remained outstanding. The repurchase of the 2030 Notes is expected to enable the Company to reduce its long-term debt obligations and realize noticeable cash gains.

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Business Outlook

As macro environment uncertainties and regulatory pressure persist, the Company intends to put risk control as top priority for the time being and maintain a prudent approach in its business planning for the next couple of quarters. As such, for the first quarter of 2026, the Company expects to generate a net income between RMB830 million and RMB880 million and a non-GAAP net income*14 between RMB900 million and RMB950 million, representing a year-on-year decline between 51% and 53%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

14 Non-GAAP net income represents net income excluding share-based compensation expenses.

Conference Call Preregistration

Qfin Holdings’ management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, March 17, 2026 (8:30 AM Beijing Time on Wednesday, March 18, 2026).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://s1.c-conf.com/diamondpass/10053496-puzjin.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at https://ir.qfin.com.

About Qfin Holdings

Qfin Holdings is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qfin.com.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

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Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2025.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qfin Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qfin Holdings’ filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qfin Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qfin Holdings

E-mail: ir@qfin.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,452,416	4,696,817	671,636
Restricted cash	2,353,384	2,844,101	406,701
Short term investments	3,394,073	2,852,254	407,867
Security deposit prepaid to third-party guarantee companies	162,617	325,698	46,574
Funds receivable from third party payment service providers	462,112	848,163	121,286
Accounts receivable and contract assets, net	2,214,530	950,267	135,886
Financial assets receivable, net	1,553,912	1,510,205	215,956
Amounts due from related parties	8,510	-	-
Loans receivable, net	26,714,428	34,680,954	4,959,310
Prepaid expenses and other assets	1,464,586	772,999	110,537
Total current assets	42,780,568	49,481,458	7,075,753
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	27,132	21,992	3,145
Financial assets receivable, net-noncurrent	170,779	209,459	29,952
Amounts due from related parties	51	-	-
Loans receivable, net-noncurrent	2,537,749	4,002,159	572,301
Property and equipment, net	362,774	636,994	91,089
Land use rights, net	956,738	966,582	138,219
Intangible assets	11,818	10,670	1,526
Goodwill	42,414	45,200	6,464
Deferred tax assets	1,206,325	1,379,933	197,328
Other non-current assets	36,270	195,348	27,934
Total non-current assets	5,352,050	7,468,337	1,067,958
TOTAL ASSETS	48,132,618	56,949,795	8,143,711

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	8,188,454	9,922,559	1,418,907
Accrued expenses and other current liabilities	2,492,921	2,935,726	419,803
Amounts due to related parties	67,495	-	-
Short term loans	1,369,939	1,202,891	172,011
Convertible senior notes-current	-	1,019,130	145,734
Guarantee liabilities-stand ready	2,383,202	2,314,865	331,021
Guarantee liabilities-contingent	1,820,350	1,872,149	267,714
Income tax payable	1,040,687	1,083,176	154,892
Other tax payable	109,161	9,333	1,335
Total current liabilities	17,472,209	20,359,829	2,911,417
Non-current liabilities:
Deferred tax liabilities	439,435	320,149	45,781
Payable to investors of the consolidated trusts-noncurrent	5,719,600	9,930,000	1,419,971
Convertible senior notes-noncurrent	-	1,583,213	226,396
Other long-term liabilities	255,155	599,561	85,736
Total non-current liabilities	6,414,190	12,432,923	1,777,884
TOTAL LIABILITIES	23,886,399	32,792,752	4,689,301
TOTAL QFIN HOLDINGS, INC EQUITY	24,190,043	24,114,915	3,448,386
Noncontrolling interests	56,176	42,128	6,024
TOTAL EQUITY	24,246,219	24,157,043	3,454,410
TOTAL LIABILITIES AND EQUITY	48,132,618	56,949,795	8,143,711

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,889,500	3,432,203	490,798	11,719,027	13,977,218	1,998,716
Loan facilitation and servicing fees-capital heavy	362,958	200,329	28,647	1,016,514	1,604,903	229,498
Financing income	1,667,340	2,206,269	315,492	6,636,511	8,569,063	1,225,360
Revenue from releasing of guarantee liabilities	761,827	916,631	131,076	3,695,017	3,412,952	488,046
Other services fees	97,375	108,974	15,583	370,985	390,300	55,812
Platform services	1,592,752	660,524	94,453	5,446,629	5,227,841	747,571
Loan facilitation and servicing fees-capital light	515,062	198,928	28,446	2,116,797	1,162,563	166,244
Referral services fees	907,207	99,652	14,250	2,842,637	2,738,786	391,641
Other services fees	170,483	361,944	51,757	487,195	1,326,492	189,686
Total net revenue	4,482,252	4,092,727	585,251	17,165,656	19,205,059	2,746,287
Facilitation, origination and servicing	734,659	745,774	106,644	2,900,704	3,001,938	429,271
Funding costs	126,841	141,374	20,216	590,935	548,936	78,497
Sales and marketing	523,936	550,552	78,728	1,725,877	2,469,546	353,140
General and administrative	156,061	142,800	20,420	449,505	658,980	94,233
Provision for loans receivable	598,353	1,190,252	170,204	2,773,323	3,625,042	518,374
Provision for financial assets receivable	63,251	46,545	6,656	296,857	234,924	33,594
Provision for accounts receivable and contract assets	77,450	70,315	10,055	421,481	319,532	45,692
Provision for contingent liabilities	311,372	337,708	48,292	478,404	1,667,742	238,484
Total operating costs and expenses	2,591,923	3,225,320	461,215	9,637,086	12,526,640	1,791,285
Income from operations	1,890,329	867,407	124,036	7,528,570	6,678,419	955,002
Interest income, net	74,951	54,971	7,861	237,015	278,626	39,843
Foreign exchange gain	2,680	33,723	4,822	1,512	159,570	22,818
Fair value change of derivatives	-	(48,847)	(6,985)	-	(175,691)	(25,123)
Gain on debt extinguishment	-	270,135	38,629	-	270,135	38,629
Other (expense) income, net	(35,251)	(24,780)	(3,543)	125,325	165,076	23,606
Income before income tax expense	1,932,709	1,152,609	164,820	7,892,422	7,376,135	1,054,775
Income taxes expense	(20,042)	(136,506)	(19,520)	(1,644,306)	(1,400,492)	(200,268)
Net income	1,912,667	1,016,103	145,300	6,248,116	5,975,643	854,507
Net loss attributable to noncontrolling interests	3,970	3,446	493	16,198	14,048	2,009
Net income attributable to ordinary shareholders of the Company	1,916,637	1,019,549	145,793	6,264,314	5,989,691	856,516
Net income per ordinary share attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	6.70	3.96	0.57	21.02	22.48	3.21
Diluted	6.62	3.91	0.56	20.64	22.01	3.15

Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc.
Basic	13.40	7.92	1.14	42.04	44.96	6.42
Diluted	13.24	7.82	1.12	41.28	44.02	6.30

Weighted average shares used in calculating net income per ordinary share
Basic	285,872,913	257,551,859	257,551,859	298,012,150	266,496,992	266,496,992
Diluted	289,427,077	261,071,759	261,071,759	303,449,864	272,171,878	272,171,878

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	3,051,606	3,154,623	451,105	9,343,311	11,083,748	1,584,956
Net cash used in investing activities	(945,611)	(1,005,164)	(143,737)	(7,994,081)	(13,082,044)	(1,870,707)
Net cash (used in) provided by financing activities	(1,873,516)	(4,212,147)	(602,329)	(2,114,463)	2,783,865	398,087
Effect of foreign exchange rate changes	31,464	(21,535)	(3,079)	12,036	(50,451)	(7,215)
Net increase (decrease) in cash and cash equivalents	263,943	(2,084,223)	(298,040)	(753,197)	735,118	105,121
Cash, cash equivalents, and restricted cash, beginning of period	6,541,857	9,625,141	1,376,377	7,558,997	6,805,800	973,216
Cash, cash equivalents, and restricted cash, end of period	6,805,800	7,540,918	1,078,337	6,805,800	7,540,918	1,078,337

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Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Net income	1,912,667	1,016,103	145,300
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	145,610	(50,929)	(7,283)
Other comprehensive income (loss)	145,610	(50,929)	(7,283)
Total comprehensive income	2,058,277	965,174	138,017
Comprehensive loss attributable to noncontrolling interests	3,970	3,446	493
Comprehensive income attributable to ordinary shareholders	2,062,247	968,620	138,510

	Year ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Net income	6,248,116	5,975,643	854,507
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	46,534	(207,571)	(29,682)
Other comprehensive income (loss)	46,534	(207,571)	(29,682)
Total comprehensive income	6,294,650	5,768,072	824,825
Comprehensive loss attributable to noncontrolling interests	16,198	14,048	2,009
Comprehensive income attributable to ordinary shareholders	6,310,848	5,782,120	826,834

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,912,667	1,016,103	145,300
Add: Share-based compensation expenses	59,720	54,493	7,792
Non-GAAP net income	1,972,387	1,070,596	153,092
GAAP net income margin	42.7%	24.8%
Non-GAAP net income margin	44.0%	26.2%

Net income attributable to shareholders of Qfin Holdings, Inc.	1,916,637	1,019,549	145,793
Add: Share-based compensation expenses	59,720	54,493	7,792
Non-GAAP net income attributable to shareholders of Qfin Holdings, Inc.	1,976,357	1,074,042	153,585
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	144,713,538	130,535,880	130,535,880
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	13.24	7.82	1.12
Non-GAAP net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	13.66	8.23	1.18

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,890,329	867,407	124,036
Add: Share-based compensation expenses	59,720	54,493	7,792
Non-GAAP Income from operations	1,950,049	921,900	131,828
GAAP operating margin	42.2%	21.2%
Non-GAAP operating margin	43.5%	22.5%

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	Year ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	6,248,116	5,975,643	854,507
Add: Share-based compensation expenses	167,613	378,374	54,107
Non-GAAP net income	6,415,729	6,354,017	908,614
GAAP net income margin	36.4%	31.1%
Non-GAAP net income margin	37.4%	33.1%

Net income attributable to shareholders of Qfin Holdings, Inc.	6,264,314	5,989,691	856,516
Add: Share-based compensation expenses	167,613	378,374	54,107
Non-GAAP net income attributable to shareholders of Qfin Holdings, Inc.	6,431,927	6,368,065	910,623
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	151,724,932	136,085,939	136,085,939
Net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	41.28	44.02	6.30
Non-GAAP net income per ADS attributable to ordinary shareholders of Qfin Holdings, Inc. - diluted	42.39	46.79	6.69

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	7,528,570	6,678,419	955,002
Add: Share-based compensation expenses	167,613	378,374	54,107
Non-GAAP Income from operations	7,696,183	7,056,793	1,009,109
GAAP operating margin	43.9%	34.8%
Non-GAAP operating margin	44.8%	36.7%

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